September 16,
2024

J. Todd Scruggs
Secretary, Treasurer and Principal Financial Officer
Bank of the James Financial Group, Inc.
828 Main Street
Lynchburg, VA 24504

        Re: Bank of the James Financial Group, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-35402
Dear J. Todd Scruggs:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Analysis of Financial Condition, page 38

1. We note from your tabular disclosure on page 45 that your commercial real estate
        (   CRE   ) loan portfolio comprised approximately 54.0% of total gross loans, and also in
        Note 5 to your consolidated financial statements that the non-owner-occupied CRE loan class comprised both the largest portion of your CRE, as well as your total loan portfolio, as of December 31, 2023. Please revise future filings, beginning with your Form 10-Q for the fiscal quarter ended September 30, 2024, to further disaggregate the composition of your CRE loan portfolio to more clearly disclose and quantify material geographic and industry concentrations (e.g., office, retail, multifamily, etc.), as well as current weighted average and/or range of loan-to-value ratios and occupancy rates, if available, to the
        extent material to an investor   s understanding of the credit risk
inherent in your CRE
        portfolio.
2. We note your disclosure on page 18 that the deterioration of one or a few of your CRE loans could cause a significant decline in the related asset quality, as well as your
 September 16, 2024
Page 2

       disclosure that CRE loans represent higher risk and could therefore result in a sharp increase in loans charged-off. Please revise future filings, beginning with your Form 10-Q for the fiscal quarter ended September 30, 2024, to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Shannon Davis at 202-551-6687 or Amit Pande at 202-551-3423 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance